Filed Pursuant to Rule 424(b)(3)

File Number 333-144068

Supplement No. 5

(To prospectus dated August 9, 2007)

NCO GROUP, INC.

$165,000,000 Floating Rate Senior Notes due 2013

$200,000,000 11.875% Senior Subordinated Notes due 2014

This prospectus supplement No. 5 supplements and amends the prospectus dated August 9, 2007, as supplemented and amended by prospectus supplement No. 1 dated August 15, 2007, prospectus supplement No. 2 dated August 27, 2007, prospectus supplement No. 3 dated November 15, 2007 and prospectus supplement No. 4 dated December 13, 2007 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On January 18, 2008, NCO Group, Inc. filed with the Securities and Exchange Commission a current report on Form 8-K which included the attached information.

The date of this prospectus supplement is January 18, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 18, 2008

NCO Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-144067; 333-144068	02-0786880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

507 Prudential Road, Horsham, Pennsylvania	19044
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (215) 441-3000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	Regulation FD Disclosure.

On December 12, 2007, NCO Group, Inc. (“NCO” or the “Company”) announced that it had entered into an agreement to acquire Outsourcing Solutions Inc. (“OSI”), a leading provider of business process outsourcing services, for a purchase price of $325.0 million in cash, subject to certain adjustments and the satisfaction of customary closing conditions.

In connection with the OSI acquisition, NCO has engaged RBS Securities Corporation, d/b/a RBS Greenwich Capital, to:

•

amend certain terms of NCO’s existing $565.0 million senior secured credit facilities, which include a $100.0 million revolving credit facility due November 2011 (the “Existing Revolver”) and a $465.0 million term loan B facility due May 2013; and

•	raise an incremental $139.0 million in an add-on term loan B facility (“Add-On Term Loan B”).

The existing facilities are expected to be amended to, among other things:

•	permit the contemplated acquisition and Add-On Term Loan B;

•	install RBS Citizens, N.A. as Administrative Agent;

•	provide for interest on the existing and new terms loans of at least LIBOR plus 4% (from LIBOR plus 3%);

•	amend the covenants to reflect the incremental indebtedness;

•	amend certain basket sizes and adjust covenant procedures for new financing; and

•	allow for certain technical amendments to reflect RBS Citizens operations.

The Company intends to finance the OSI Acquisition with (i) the $139.0 million Add-On Term Loan B and (ii) the net cash proceeds of $210.0 million of payment-in-kind (“PIK”) preferred and common equity of the Company issued to One Equity Partners (“OEP”), the principal shareholder of NCO, and certain co-investors.

The Company is currently evaluating its purchased accounts receivable portfolio for impairment, and expects to record an impairment in the fourth quarter of 2007 of approximately $20 - $25 million.

Attached as Exhibit 99.1 are selected portions of information that NCO expects to disclose to current and prospective lender participants in NCO’s senior secured credit facilities.

This report shall not constitute an offer to sell or the solicitation of an offer to buy, a participation in NCO’s senior secured credit facilities or the New Equity, nor shall there be any sale of the a participation in NCO’s senior secured credit facilities or the New Equity in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements in this report and the attachment, including, without limitation, statements concerning the successful completion of the OSI acquisition, statements concerning the expected financing of the OSI acquisition and the terms of that financing, statements concerning the impact of the acquisition of OSI, statements as to future performance of NCO after the acquisition, statements as to NCO’s or managements’ beliefs, expectations or opinions, and all other statements in this report, other than historical facts, are forward-looking statements, as such term is defined in the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Forward-looking statements are subject to risks and uncertainties, are subject to change at any time and may be affected by various factors that may cause actual results to differ materially from the expected or planned results. In addition to the factors discussed above, certain other factors, including without limitation, the risk that NCO will not be able to complete the OSI acquisition or the financing of the OSI acquisition on the terms contemplated, or at all, risks related to the OSI acquisition, including unknown liabilities, the risk that NCO will not be able to implement its business strategy as and when planned, the risk that NCO will not be able to realize operating efficiencies in the integration of the OSI acquisition, risks related to NCO’s significant level of debt and other risks detailed from time to time in NCO’s filings with the Securities and Exchange Commission, including NCO’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2007 and September 30, 2007, respectively, can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements.

The select portions of information attached as Exhibit 99.1 include certain statements, estimates and projections with respect to the anticipated future performance of NCO. Such statements, estimates and projections reflect various assumptions by NCO concerning anticipated results, which assumptions may or may not prove to be correct.

NCO disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

Reconciliation of Pro forma adjusted EBITDA(1) to NCO Group, Inc. reported net income (loss)

(in millions)

	For the Twelve Months Ended September 30, 2007	For the Twelve Months Ended December 31, 2006	For the Twelve Months Ended December 31, 2005	For the Twelve Months Ended December 31, 2004
Pro forma adjusted EBITDA - NCO, SST and OSI combined(2)	$222	$203	$191	$193
Less:
OSI revenue	424	442	473	477
OSI operating expenses	(397)	(402)	(431)	(427)
OSI minority interest	(1)	(1)	—	—
Pro forma adjustments and synergies	14	—	—	—

Pro forma adjusted EBITDA - OSI	40	39	42	50

Pro forma adjusted EBITDA - NCO and SST combined	182	164	149	143
Less:
SST revenue	69	—	—	—
SST operating expenses	(71)	—	—	—
Pro forma adjustments	10	—	—	—

Pro forma adjusted EBITDA - SST	8	—	—	—

Pro forma adjusted EBITDA - NCO	174	164	149	143
Less:
Merger costs	19	18	—	—
Restructuring charges	3	13	10	—
Integration	1	3	2	—
Non-cash compensation	6	7	1	1
Depreciation and amortization	91	58	46	40
Interest expense, net	88	39	19	18
Income tax (benefit) expense	(11)	11	26	32

Subtotal	197	149	104	91

NCO standalone net (loss) income	$(23)	$15	$45	$52

(1)

Earnings before interest expense, taxes, depreciation and amortization, referred to as EBITDA, is presented since certain investors use this as a measurement of the Company’s ability to service its debt. It is not intended to report the Company’s operating results or free cash flow in conformity with accounting principles generally accepted in the United States. EBITDA as presented herein is not necessarily comparable to similarly titled measures of other companies.

(2)

Pro forma adjusted EBITDA includes the acquisition of Systems & Services Technologies, Inc. (“SST”), completed on January 3, 2008 and the pending acquisition of Outsourcing Solutions, Inc. (“OSI”), which is expected to close in the first quarter of 2008.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

No.	Description

99.1	Selected portions of information that NCO expects to disclose to current and prospective lender participants in NCO’s senior secured credit facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCO GROUP, INC.

Date: January 18, 2008	By:	/s/ John R. Schwab
	Name:	John R. Schwab
	Title:	Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

No.	Description

99.1	Selected portions of information that NCO expects to disclose to current and prospective lender participants in NCO’s senior secured credit facilities.

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